UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.   20549

                       SCHEDULE 13D/A

         UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 (AMENDMENT NO. ______1____)*

         PARTNERS Health Plan of Pennsylvania, Inc.
    (f/k/a Physicians Health Plan of Pennsylvania, Inc.)

                      (Name of Issuer)

                 Common Stock, no par value
____________________________________________________________

                (Title of Class of Securities)

                             N/A
____________________________________________________________
                        (CUSIP Number)

                Charles H. Klippel, Counsel,
                        860-273-0045
         AHP Holdings, Inc., 151 Farmington Avenue,
                 Hartford, Connecticut 06156
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications)

                       March 20, 1996
____________________________________________________________
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  N/A                                  13D-A


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             AHP Holdings, Inc.
             151 Farmington Avenue
             Hartford, CT.  06156-3124
    IRS Identification No.  06-6033492
____________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)_________
    (b)_________
____________________________________________________________

3.  SEC USE ONLY
____________________________________________________________

4.  SOURCE OF FUNDS
____________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
____________________________________________________________

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
____________________________________________________________
NUMBER OF SHARES BENEFICIALLY   7.  SOLE VOTING POWER
OWNED BY EACH REPORTING                      0
PERSON WITH                     __________________________


                                8.  SHARED VOTING POWER

                                       0
                                __________________________

                                9.  SOLE DISPOSITIVE POWER

                                       0
                                __________________________


                               10. SHARED DISPOSITIVE POWER

                                       0
                               ____________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       0
____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0
____________________________________________________________

14.  TYPE OF REPORTING PERSON*
       HC
____________________________________________________________
                *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                  SIGNATURE ATTESTATION.

     This Amendment No. 1 to the Schedule 13D originally filed in August of 1988, hereby amends such filing.
Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.

Item 1.   Security and Issuer
_____     ___________________

          This class of equity securities to which this statement relates is the common stock, no par value (the"Shares"), issued by PARTNERS Health Plan of Pennsylvania, Inc. (the "Company"), a Pennsylvania corporation. The principal executive offices of the Company are located at 5700 Corporate Drive, Suite 300,
Pittsburgh, Pennsylvania 15237.

Item 2.   Identity and Background
_____     _______________________

          (a), (b) and (c).  This statement on Schedule
13D-A is being filed by AHP Holdings, Inc. ("AHP
Holdings"). AHP Holdings is a holding company organized under the laws of the State of Connecticut. Its principal business is to act as a holding company for managed health care entities. The principal executive offices of AHP
Holdings
are located at 151 Farmington Avenue, Hartford, Connecticut
06156. The principal business of AHP Holdings is conducted in the United States of America.

          Attached as Schedule A hereto, and
incorporated herein by reference, is a list of all executive officers and directors of AHP Holdings, together with the residence or business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each person listed thereon.

          (d) During the past five years immediately prior to the date hereof, neither AHP Holdings, nor to the knowledge of AHP Holdings, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years immediately prior to the date hereof, neither AHP Holdings, nor, to the knowledge of AHP Holdings, any of its execute officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws of finding any violation with respect to such laws.

          (f) All of the executive officers and
directors of AHP Holdings are United States citizens.

Item 3.   Source and Amount of Funds or Other
          Consideration.
_____     ___________________________________

          N/A

Item 4.   Purpose of Transaction.
_____     _______________________

          N/A

Item 5.   Interest in Securities of the Issuer.
_____     _____________________________________

          Sub-item (a) of this Item is amended and restated in its entirety to read as follows:

          (a) As of the close of business on March 20, 1996, AHP Holding's beneficial ownership of Shares of the Company and the corresponding percentage of total
Shares such number represents was as follows:

                   Number of Shares     Percentage of Total
 Name              Beneficially Owned   Issuer's Shares
_____              __________________   ___________________

AHP Holdings, Inc.*        0                      0%

       *Reporting Person

          (b) The following table contains, for each person named in (a) above, a detailing of the number of Shares as to which there is sole power to vote and dispose of the Shares, the number of Shares as to which there is shared power to vote and dispose of the Shares, and the information required by Item 2 for each person with whom such powers are shared.

Figures given in the table represent numbers of shares.

                     Sole Power to        Shared Power to
                     Vote and to             Vote and to
                     Direct               Direct
 Name                Disposition          Disposition
______               ________________     _______________

AHP Holdings, Inc. *         0                    0

       *Reporting Person

          (c) With the exception of a sale on March 20, 1996 by AHP Holdings of 4,957 Shares at a net price of $5,274.90 per share pursuant to a certain Stock Purchase and Merger Agreement dated December 18, 1995, entered into by and among the Company, AHP Holdings, and Coventry Acquisition Corporation, there have been no purchases or sales of Shares by AHP Holdings during the past 60 days. To the best knowledge of AHP Holdings, no person described in
(a) above has effected any other transactions in Shares during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Issuer.
____      _______________________________________________

          N/A

Item 7.   Material to be Filed as Exhibits

          N/A

                          SIGNATURE
                          ____________

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              AHP HOLDINGS, INC.


  April 9, 1996          /s/  CHARLES H. KLIPPEL
_______________          ________________________
  Date                        Signature
                              Charles H. Klippel
                              Corporate Secretary



                         Schedule A
                         _________

              Directors and Executive Officers
                             of
                      AHP Holdings, Inc.



Directors
_______

                 Residence or               Principal
Name             Business Address           Occupation
_____            ________________           ____________

                                            (all of Aetna
                                            Health Plans)

James W. McLane      Aetna Life and         Chief Executive
                     Casualty Company       Officer
                     1000 Middle Street
                     Middletown, CT 06457

Kevin F. Hickey      Aetna Life and         Senior Vice
                     Casualty Company       President,
                     1000 Middle Street     Operations &
                     Middletown, CT 06457   Member Services

Allen P. Maltz       Aetna Life and         Senior Vice
                     Casualty Company       President,
                     1000 Middle Street     Health Business
                     Middletown, CT 06457

Thomas R. Williams   Aetna Life and         Senior Vice
                     Casualty Company       President,
                     1000 Middle Street     Specialty Health
                     Middletown, CT 06457

Amin I. Khalifa      Aetna Life and         Chief Financial
                     Casualty Company       Officer and
                     1000 Middle Street     Senior Vice
                     Middletown, CT 06457   President,
                                            Finance and Risk
                                            Management


Executive Officers
___________________

                     Residence or           Principal
Name                 Business Address       Occupation
_____                ______________         ____________

                                           (all of Aetna
                                           Health Plans)

James W. McLane       Aetna Life and       Chief Executive
                      Casualty Company     Officer
                      1000 Middle Street
                      Middletown, CT 06457

Kevin F. Hickey       Aetna Life and       Senior Vice
                      Casualty Company     President,
                      1000 Middle Street   Operations &
                      Middletown, CT 06457 Member Services

Allen P. Maltz        Aetna Life and       Senior Vice
                      Casualty Company     President,
                      1000 Middle Street   Health Business
                      Middletown, CT 06457

Amin I. Khalifa       Aetna Life and       Chief Financial
                      Casualty Company     Officer and
                      1000 Middle Street   Senior Vice
                      Middletown, CT 06457 President,
                                           Finance and Risk
                                           Management